Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon

All amounts in Canadian dollars		Saskatchewan
unless specified otherwise		Canada

Cameco provides production update; strategically well-positioned for continued long-term value creation

August 28, 2025

Cameco (TSX: CCO; NYSE: CCJ) provided an operational update today regarding its 2025 production plans. Development delays in transitioning the McArthur River mine to new mining areas are expected to defer the extraction of pounds planned in 2025 and therefore impact our 2025 production forecast. However, strong performance at the Cigar Lake mine provides an opportunity to partially offset the deferred McArthur River production. We believe our balanced and disciplined strategy and embedded risk management, which includes diversified production assets and access to multiple sources of supply, position us well to effectively mitigate the impact of these types of disruptions, meet our delivery commitments, and continue to deliver long-term value.

At the beginning of 2025, we highlighted several potential risks to the McArthur River mine’s production schedule that could impact the timing of packaged production from the Key Lake mill and our consolidated production outlook for 2025. The risks included development delays and the expected timing of ground freezing as the mine transitioned into two new mining areas, as well as access to adequate skilled labour, and the timing of commissioning for new customized equipment. The impact of these risks was dependent on the magnitude of the delay, the McArthur River mine’s ability to substitute feed for the Key Lake mill with production from alternative mining areas, and our ability to offset reduced production from McArthur River/Key Lake with additional production from the Cigar Lake mine. We have determined that we are unable to fully mitigate the expected impact of the delayed development and slower than anticipated ground freezing in the first half of 2025.

Production from the McArthur River/Key Lake operation is now anticipated to be between 14 million and 15 million pounds of uranium concentrate (U3O8) (100% basis; 9.8 million to 10.5 million pounds our share) in 2025, down from our previous forecast of 18 million pounds U3O8 (100% basis; 12.6 million pounds our share). At the Cigar Lake mine, we continue to expect to produce 18 million pounds U3O8 (100% basis; 9.8 million pounds our share) this year, however performance to date at Cigar Lake has been strong, creating an opportunity to potentially offset up to 1 million pounds (100% basis) of the shortfall at the McArthur River/Key Lake operation.

Cameco’s strategy, which aligns our marketing, operational and financial decisions to capture full-cycle value, positions us to effectively manage the expected production shortfall and meet our delivery commitments to our customers. With favourable market prices for uranium today, we continue to have the option to buy in the spot market if it is advantageous for us to do so. However, we plan our supply sources several years prior to delivery to mitigate the impact of potential disruptions. Therefore, beyond production and spot market purchases, we have the flexibility to source material through various other means, including using our inventory, borrowing product, and pulling forward long-term purchases. Any uranium we do not produce this year will remain available to us and, with increasing upstream supply pressures, potentially become more valuable when delivered in the future. We have maintained exposure to higher prices under both the market-related contracts in our long-term portfolio and our pipeline of contract negotiations, which we expect will generate long-term value for Cameco. We have also maintained a strong balance sheet to help us self-manage risk.

This unplanned event may lead to variability in the other outlook provided in our second quarter Management’s Discussion and Analysis (MD&A) for 2025; however, it is too soon to quantify the impact. We will provide an update when we better understand the implications of the deferred production.

The McArthur River mine is owned 69.805% by Cameco and 30.195% by Orano. The Key Lake mill is owned 83.333% by Cameco and 16.667% by Orano.

The Cigar Lake operation is owned 54.547% by Cameco, 40.453% by Orano Canada Inc. (Orano) and 5% by TEPCO Resources Inc.

Qualified Persons

The technical and scientific information discussed in this document for McArthur River/Key Lake and Cigar Lake was approved by the following individuals who are qualified persons for the purposes of NI 43-101: Greg Murdock, general manager, McArthur River, Cameco; Daley McIntyre, general manager, Key Lake, Cameco; Kirk Lamont, general manager, Cigar Lake, Cameco.

Forward Looking Information

This news release includes statements and information about expectations for the future, which are referred to as forward-looking information. This forward-looking information is based on current views, which can change significantly, and actual results and events may be significantly different from what is currently expected. Examples of forward-looking information in this news release include our expectation of changes to our 2025 production forecast as a result of delayed developments and slower than anticipated ground freezing at the McArthur River/Key Lake operation, and our expectation that we will be unable to fully mitigate the expected impacts thereof; our expectation that the development delays will defer planned extraction of uranium for 2025 at the McArthur River/Key Lake operation to a later date; the new expected production levels of the McArthur River/Key Lake operation for 2025; our expectation for the 2025 production levels of the Cigar Lake mine, and our view that its performance in 2025 may provide an opportunity to partially offset the shortfall at the McArthur River/Key Lake operation; our belief that our strategy positions us well to effectively mitigate the expected production shortfall, meet our delivery commitments, and continue to deliver long-term value,; our view that we have the option to buy uranium in the spot market if necessary to offset the production shortfall; our anticipated flexibility to source material through means other than production and spot market purchases; our expectation that any uranium not produced in 2025 will remain available to us in future years and potentially become more valuable when delivered in the future; our expectation that our maintained exposure to higher prices in our long-term contracts and ongoing contract negotiations will generate long-term value for us; our view that maintaining a strong balance sheet will help us self-manage risk; and our view that the production shortfall may affect the outlook regarding production and other matters provided in our second quarter MD&A for 2025, and our intention to provide a further update in the future.

Material risks that could lead to different results include the risk that production levels at the McArthur River/Key Lake operation could be even lower than we currently expect for 2025 due to further development delays, slower than anticipated ground freezing, lack of access to adequate skilled labour, delayed commissioning of new equipment, or for other reasons; the risk that the Cigar Lake mine will not achieve its planned production for 2025, or that its production levels are insufficient to partially offset the shortfall at the McArthur River/Key Lake operation; the risk that spot market prices for uranium become unfavourable to us in the future; the risk that we may be unable to mitigate the expected production shortfall, meet our delivery commitments, or continue to deliver long-term value effectively if we are unable to source material through means other than production and spot market purchases, or if we are unable to otherwise successfully execute on our strategy; the risk that circumstances may arise which delay or prevent the future production of any uranium not produced this year, or the risk that such uranium may be less valuable when delivered in the future; the risk that our exposure to higher prices in our long-term contracts and ongoing contract negotiations will not generate the expected long-term value for us; the risk that the outcome of our contracting negotiations will not be as favourable to us as we expect; the risk we may be unable to self-manage risk as effectively as we expect; and the risk that these or other factors may result in further changes to our previously provided outlook, or that we are not able to provide a timely update regarding those changes.

Cameco has made material assumptions which may prove incorrect, including assumptions regarding the extent of the impact that the challenges at the McArthur River/Key Lake operation will have on production levels; assumptions regarding the magnitude of the delays and possible further delays; the ability of the Cigar Lake mine to achieve or exceed its expected production level; assumptions regarding the favourability of uranium spot market purchases to us; our ability to mitigate the expected shortfall, meet our delivery commitments and continue to deliver long-term value by sourcing material through means other than production and spot market purchases, and by otherwise successfully executing on our strategy; our ability to achieve future production of uranium not produced this year, and assumptions regarding the effect of upstream supply pressures on future uranium pricing; our ability to derive long-term value from our exposure to higher prices in our long-term contracts and ongoing contract negotiations; our ability to conclude contracting negotiations on favourable terms; assumptions regarding future developments and trends in the uranium market; our ability to self-manage risk; and our ability to identify and provide updates regarding further changes to our outlook.

Other material risks and assumptions associated with Cameco’s business are described in greater detail in Cameco’s current annual information form and its most recent annual and subsequent quarterly MD&A. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. Cameco will not necessarily update this information unless required by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com